UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 10 - 2008 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on May 9, 2008.

Exhibit 1

The 2008 profit forecast – as upgraded on 25 April – of USD 250–270 million before tax is maintained.

“At USD 52 million, the profit before tax for the first quarter is in line with expectations and represents an increase compared to 2007 if adjusted for TORM’s gain from the sale of the Norden shareholding. In the first quarter, we acquired 50% of the shipping company FR8 which is a new element in fulfilling our strategy “Greater Earning Power 2.0”, which will secure TORM’s long-term growth and value creation. In addition I am pleased that the freight rates for both dry bulk carriers and product tankers have started out better than expected in the beginning of the second quarter,” announces Klaus Kjærulff, CEO.

Highlights	●	The profit for the first quarter of 2008 was USD 52.1 million before tax and USD 52.2 million after tax. The profit is in line with expectations and satisfactory.

	●	The cash flow from operating activities was USD 63.7 million in the first quarter of 2008.

	●	Earnings per share (EPS) were USD 0.8 for the first quarter of 2008 against USD 9.7 for the corresponding period of 2007 (USD 0.5 excluding the gain from the sale of the Norden shareholding).

	●	Return on Invested Capital (RoIC) was 9.6% p.a., and Return on Equity (RoE) was 18.9% p.a. for the quarter. At 31 March 2008, equity amounted to USD 1,130 million (DKK 5.332 million) equivalent to an increase of 4.5%. Subsequent a dividend for 2007 of DKK 327.6 million (USD 64.5 million) was distributed to shareholders in April. At 31 March, the non-booked excess value of the Company’s fleet amounted to USD 1,645 million (DKK 7,766 million) equivalent to an increase of 4.3%.

	●	Product tanker rates were in line with expectations in the first quarter, reflecting the warm winter weather in Europe and the USA. Going into the second quarter, rates in the western market have increased sharply, while they have fallen back in the eastern market. With TORM’s positioning of the fleet, the rate levels for the second quarter are above expectations. The period tanker market remains strong, supporting our positive expectations for the remainder of the year.

	●	A combination of bad weather, strikes and breakdown in loading installations in major loading ports resulted in declining rates for the Company’s Panamax bulk fleet in the first quarter of 2008. The force majeure problems have now been solved, and consequently the Panamax bulk carrier rates have increased to a very high level of USD 75,000 per day.

	●	On 25 April, following the sale of TORM Marlene, TORM upgraded the pre-tax profit forecast for 2008 to USD 250-270 million. This forecast is maintained

Teleconference

TORM’s Management will review the report on the first quarter of 2008 in a teleconference and webcast (www.torm.com) today, 9 May 2008, at 17.00 Copenhagen time (CET). To participate, please call 10 minutes before the call on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). A replay of the conference will be available from TORM’s website.

Contact	A/S Dampskibsselskabet TORM Telephone: +45 39 17 92 00 Tuborg Havnevej 18 Klaus Kjærulff, CEO DK-2900 Hellerup Mikael Skov, COO Denmark

Million USD	Q1 2008	Q1 2007	2007
Income statement
Net revenue	253.9	161.8	770.1
Time charter equivalent earnings (TCE)	199.6	125.9	602.6
Gross profit	111.2	69.1	335.7
EBITDA	94.6	60.1	294.2
Operating profit	65.1	45.6	208.4
Profit before tax	52.1	680.2	804.2
Net profit	52.2	674.4	791.7
Balance sheet
Total assets	3,153.3	2,227.6	2,951.8
Equity	1,129.6	1,389.4	1,081.2
Total liabilities	2,023.7	838.2	1,870.6
Invested capital	2,822.8	1,335.3	2,618.5
Net interest bearing debt	1,705.9	661.6	1,548.3
Cash flow
From operating activities	63.7	47.3	194.0
From investing activities	-221.2	-45.5	-362.7
Thereof investment in tangible fixed assets	-102.9	-28.8	-252.2
From financing activities	129.3	20.3	242.1
Net cash flow	-28.2	22.1	73.4
Key financial figures
Margins:
TCE	78.6%	77.8%	78.2%
Gross profit	43.8%	42.7%	43.6%
EBITDA	37.3%	37.1%	38.2%
Operating profit	25.6%	28.2%	27.1%
Return on Equity (RoE) (p.a.)*)	18.9%	57.5%	67.1%
Return on Invested Capital (RoIC) (p.a.)	9.6%	13.8%	10.6%
Equity ratio	35.8%	62.4%	36.6%
Exchange rate USD/DKK, end of period	4.72	5.59	5.08
Exchange rate USD/DKK, average	4.97	5.69	5.44
Share related key figures**)
Earnings per share, EPS	0.8	9.7	11.4
Diluted earnings per share, DEPS	0.8	9.7	11.4
Cash flow per share, CFPS	0.9	0.7	2.8
Share price, end of period (per share of DKK 5 each)	140.5	192.9	178.2
Number of shares, end of period	72.8	72.8	72.8
Number of shares (excl. treasury shares), average	69.2	69.2	69.2
*)  The gain from the sale of the Norden shares is not annualized when calculating the Return on Equity.
**) Adjusted for the share split in May 2007.

Profit by division

Million USD	First quarter 2008

	Tanker Division	Bulk Division	Not Allocated	Total
Revenue	199.7	54.2	0.0	253.9
Port expenses, bunkers and commissions	-51.2	-2.7	0.0	-53.9
Freight and bunkers derivatives	-0.4	0.0	0.0	-0.4
Time charter equivalent earnings	148.1	51.5	0.0	199.6
Charter hire	-30.0	-14.9	0.0	-44.9
Operating expenses	-39.6	-3.9	0.0	-43.5
Gross Profit	78.5	32.7	0.0	111.2
Profit from sale of vessels	0.0	0.0	0.0	0.0
Administrative expenses	-18.1	-1.6	0.0	-19.7
Other operating income	3.1	0.0	0.0	3.1
Depreciation and impairment losses	-28.9	-1.8	0.0	-30.7
Share of results of jointly controlled entities	1.1	0.0	0.1	1.2
Operating profit	35.7	29.3	0.1	65.1
Financial items	-	-	-13.0	-13.0
Profit/(Loss) before tax	-	-	-12.9	52.1
Tax	-	-	0.1	0.1
Net profit	-	-	-12.8	52.2
The activity that TORM owns in a 50/50 joint venture with Teekay is included in "Not allocated".

Tanker and Bulk

Tanker Division	The Tanker Division achieved an operating profit of USD 35.7 million for the first quarter of 2008.

Unlike normal seasonal patterns, freight rates fell in the first quarter as expected due to the warm winter. In the second quarter, freight rates have increased significantly more than expected and are currently above expectations.

There are major differences between the product tanker markets in the Eastern and the Western Hemispheres, the MR markets in the West, for example, obtaining substantially better rates than the market in the East. TORM has a majority of vessels in the Western Hemisphere, which has a favourable impact on earnings.

The tanker market was affected by the following factors in the first quarter of 2008:
Positive impact:
•	Low stocks of crude oil in Japan.
•	Increased utilisation rate of the LR1 fleet as a result of new trading patterns.
•	Changing trade patterns in the Western Hemisphere, with full petrol reserves being exported to West Africa and South America.

Negative impact:
•	Warm winter weather in both Europe and the USA.
•	High bunker costs.
•	Lower growth in global oil consumption.
•	US petrol reserves were 10% higher in the first quarter of 2008 than in the first quarter of 2007.

In the first quarter of 2008, TORM’s Tanker Division obtained freight rates that were 16% lower in the LR1 segment and 8% lower in the MR segment, whereas earnings were 6% higher in the LR2 segment, relative to the first quarter of 2007. As a result of increased crude oil transport, the LR2 fleet experienced strong earnings growth and performed well, compared with the market in general. The LR1 and MR fleets experienced reasonable earnings growth, and more especially the increased utilisation rate and arbitrage shipping secured strong earnings in comparison with the market in general.

In the first quarter of 2008, TORM acquired 50% of the shipping company FR8 from the oil trader Projector, which continues to control the remaining 50% of FR8. With the acquisition of FR8 TORM gets closer to the market for oil cargoes, which is a step in fulfilling the new strategy “Greater Earning Power 2.0”.

Tanker Division	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	Change Q1 07 - Q1 08	12 month avg.
LR2 (Aframax, 90-110,000 DWT)
Available earning days	717	767	906	903	908	27%
TCE per earning day1)	26,838	29,073	21,841	23,316	28,538	6%	25,561
Operating days	602	713	818	864	865	44%
Operating expenses per operating day2)	7,888	8,144	6,471	6,466	8,270	5%	7,219
LR1 (Panamax 75-85.000 DWT)
Available earning days	1,269	1,319	1,577	1,702	1,822	44%
TCE per earning day1)	27,952	29,059	27,448	26,548	23,533	-16%	26,429
Operating days	520	633	685	695	682	31%
Operating expenses per operating day2)	7,187	6,188	4,955	5,336	6,538	-9%	5,659
MR (45.000 DWT)
Available earning days	1,643	1,652	2,223	2,497	2,490	52%
TCE per earning day1)	24,676	28,143	22,978	21,715	22,716	-8%	23,511
Operating days	1,439	1,456	2,089	2,393	2,368	65%
Operating expenses per operating day2)	7,666	7,480	6,147	8,224	8,260	8%	7,446
SR (35.000 DWT)
Available earning days	n,a,	n,a,	732	1,104	1,088	n,a,
TCE per earning day1)	n,a,	n,a,	16,129	17,121	21,034	n,a,	18,329
Operating days			732	1,104	910	n,a,
Operating expenses per operating day2)			5,460	7,255	8,182	n,a,	7,084
1) TCE = Gross freight income less bunker, commissions and port expenses.
2) Operating expenses is related owned vessels.

Bulk Division	The Bulk Division achieved an operating profit of USD 29.3 million for the first quarter of 2008.

The development in bulk rates remains largely dependent on the development in single markets, primarily China and Australia, as well as India, Japan and South America. In the first half of the quarter, supply disruptions in the form of flooding in Australia, a cold winter in China, damage to railway installations in Brazil and infrastructure problems in South America meant that freight rates in the Panamax segment dropped from approximately USD 65,000 per day to approximately USD 45,000 per day. In the second half of the first quarter, the supply disruptions were rectified, and freight rates have risen to approximately USD 75,000 per day at the beginning of the second quarter.

The number of available earning days in the Panamax segment was 16% higher in the first quarter of 2008 compared with the first quarter of 2007.

Bulk Division	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	Change Q1 07 - Q1 08	12 month avg.
Panamax (60-80.000 DWT)
Available earning days	1,205	1,222	1,258	1,287	1,394	16%
TCE per earning day1)	22,955	25,467	27,019	27,443	36,909	61%	29,429
Operating days	450	493	546	559	565	26%
Operating expenses per operating day2)	5,053	5,562	4,580	5,392	6,940	37%	5,630
1) TCE = Gross freight income less bunker, commissions and port expenses.
2) Operating expenses is related owned vessels.

Other activities	Other (non-allocated) activities consist of investments in joint ventures of USD 0.1 million, financial items of USD -13 million and tax of USD 0.1 million.

Fleet development	Following the exercise of a purchase option at USD 23.4 million, TORM took delivery of the bulk carrier TORM Bornholm in the first quarter of 2008.

At the end of the first quarter of 2008, TORM’s fleet totalled 63 vessels, 56 of which were product tankers and seven bulk carriers.

	31 December 2007	Addition	Disposal	31 March. 2008
LR2 / Aframax	9.5			9.5
LR1 / Panamax	7.5			7.5
MR	29.0			29.0
SR	10.0			10.0
Tank	56.0			56.0
Panamax	6.0	TORM Bornholm		7.0
Bulk	6.0			7.0
Total	62.0			63.0

Planned                       No vessels were contracted in the first quarter of 2008.
fleet changes

On 25 April, the bulk carrier TORM Marlene was sold at a price of USD 70 million. The vessel is expected to be delivered to the buyer in May 2008.

Pools
At 31 March 2008, the three product tanker pools comprised 85 vessels. To this should be added 26 vessels which TORM operates outside pools. At the end of 2008, the three pools are expected to comprise a total of 97 vessels.

Results First quarter 2008
The first quarter of 2008 showed a gross profit of USD 111 million, against USD 69 million for the First quarter corresponding quarter of 2007. Profit before depreciation (EBITDA) for the period was USD 95 million, against USD 60 million for the first quarter of 2007. The increase in both gross profit and EBITDA was primarily due to higher earnings in the Bulk Division and an increased number of earning days in the Tanker Division, which however was offset by generally lower earnings per vessel during the period.

In the first quarter of 2008, depreciation amounted to USD 31 million.

The operating profit for the first quarter of 2008 was USD 65 million, against USD 46 million in the same quarter of 2007. Of this amount, the Tanker and Bulk divisions contributed USD 36 million and USD 29 million, respectively.

In the first quarter of 2008, financial item amounted to USD -13 million, against USD 635 million in the same quarter of 2007. The difference is explained by TORM’s sale of its stake in Norden in the first quarter of 2007 at a profit of USD 643 million.

Profit after tax was USD 52 million, against USD 674 million in the first quarter of 2007 (USD 36 million excluding the gain from the sale of the Norden shareholding).

Assets	Total assets rose during the first quarter of 2008 from USD 2.952 million to USD 3,153 million, primarily as a result of the acquisition of 50% of the shipping company FR8.

Liabilities
As a consequence of the acquisition of 50% of FR8 and instalments on the Company’s newbuilding programme the Company’s net interest bearing debt rose from USD 1,548 million to USD 1,706 million during the first quarter of 2008. The Company has significant undrawn credit facilities at its disposal and has at the beginning of the second quarter of 2008 signed agreements for refinancing the debt arising from the OMI acquisition and the continued growth in the Company, including the existing newbuilding programme.

Equity
During the first quarter of 2008, equity rose from USD 1,081 million to USD 1,130 million which is the result of earnings during the period. As a result of an increase in total assets, equity as a percentage of total assets dropped from 36.6% at 31 December 2007 to 35.8% at 31 March 2008.

At 31 March 2008, TORM held 3,556,364 treasury shares, corresponding to 4.9% of the Company’s share capital, which is unchanged compared to 31 December 2007.

Subsequent events	On 25 April 2008, TORM sold TORM Marlene at a price of USD 70 million.

Expectations	TORM maintains the profit forecast for 2008 of USD 250-270 million, as stated in Announcement No. 9 of 25 April 2008.

Sensitivity
At the beginning of the second quarter of 2008, 71% of the earning days of the Company’s Panamax bulk carriers were covered for the remainder of the year.  For the Tanker Division, approximately 49% of the remaining earning days for the year were covered at the beginning of the second quarter.

At 31 March, TORM had hedged the price of 6.9% of the remaining bunker requirement for 2008 and the market value of the contracts was USD 1.3 million.

Safe Harbor Forward-looking statementments
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

The TORM share

The price of a TORM share was DKK 140.5 as of 31 March 2008, against DKK 178.2 at the beginning of the year – a reduction of DKK 37.7 per share, corresponding to a return of -21% in the quarter.

Accounting policies

The interim report for the first quarter of 2008 has been prepared using the same accounting policies as for the Annual Report 2007, except that the Company has changed its accounting policy for the recognition of investments in joint ventures so that these are recognised according to the equity method. Previously, joint ventures were recognised on a pro rata basis. The change in accounting policy is due to the fact that the Company finds it inappropriate to aggregate the items of joint ventures with items of entities that form an integral part of the Company’s activities. The change has no effect on the income statement or on equity, but the profit for the year of joint ventures and the investment in these are presented in a single line item in the income statement and the balance sheet, respectively. The operating profit and net cash flows for 2007 were increased by USD 3.4 million and reduced by USD 11.5 million, respectively, and invested capital at 31 December 2007 was increased by USD 12.8 million as a result of the change.

In addition, TORM has implemented IAS 34, ”Interim Financial Reporting". The implementation has not led to any changes in the income statement or equity, but has caused minor changes to the presentation and a few additions to the Disclosures.

The accounting policies are described in more detail in the Annual Report 2007.

The interim report for the first quarter of 2008 is unaudited, in line with the normal practice.

Information

Teleconference

TORM will host a telephone conference for financial analysts and investors on 9 May 2008 at 17:00 Copenhagen time (CET), reviewing the interim report for the first quarter of 2008. The conference call will be hosted by Klaus Kjærulff, CEO and Mikael Skov, COO, and will be conducted in English.

To participate, please call 10 minutes before the conference on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). The teleconference will also be webcast via TORM’s website www.torm.com The presentation material can be downloaded from the website.

Next reporting

TORM’s interim report for the first half of 2008 will be released on 20 August 2008.

Statement by the Board of Directors and Management on the Interim Report

The Board of Directors and Management have considered and approved the interim report for the period 1 January – 31 March 2008.

The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS which are expected to be applicable for the Annual Report 2008.

We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

Copenhagen, 9 May 2008

Management	Board of Directors

Klaus Kjærulff, CEO	Niels Erik Nielsen, Chairman
Mikael Skov, COO	Christian Frigast, Deputy Chairman
Peter Abildgaard
Lennart Arrias
Margrethe Bligaard
Bo Jagd
Gabriel Panayotides
Michael Steimler
Nicos Zouvelos

About TORM
TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of more than 120 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Income Statement

Million USD	Q1 2008	Q1 2007	2007
Revenue	253.9	161.8	770.1
Port expenses, bunkers and commissions	-53.9	-36.9	-170.4
Freight and bunkers derivatives	-0.4	1.0	2.9
Time charter equivalent earnings	199.6	125.9	602.6
Charter hire	-44.9	-34.4	-151.4
Operating expenses	-43.5	-22.4	-115.5
Gross profit (Net earnings from shipping activities)	111.2	69.1	335.7
Profit from sale of vessels	0.0	0.0	0.0
Administrative expenses	-19.7	-11.2	-55.0
Other operating income	3.1	2.2	13.5
Depreciation and impairment losses	-30.7	-14.8	-89.1
Share of results of jointly controlled entities	1.2	0.3	3.3
Operating profit	65.1	45.6	208.4
Financial items	-13.0	634.6	595.8
Profit before tax	52.1	680.2	804.2
Tax	0.1	-5.8	-12.5
Net profit	52.2	674.4	791.7
Earnings per share, EPS *)
Earnings per share, EPS (USD)	0.8	9.7	11.4
Earnings per share, EPS (DKK) **)	3.7	55.4	62.3

*)   The comparative figures for EPS for Q1 2007 are restated to reflect the share split carried out in May 2007.
**) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

Income statement by quarter

Million USD	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08
Revenue	161.8	179.5	198.9	229.9	253.9
Port expenses, bunkers and commissions	-36.9	-38.8	-45.6	-49.1	-53.9
Freight and bunkers derivatives	1.0	-0.8	0.3	2.4	-0.4
Time charter equivalent earnings	125.9	139.9	153.6	183.2	199.6
Charter hire	-34.4	-34.8	-41.2	-41.0	-44.9
Operating expenses	-22.4	-23.6	-29.9	-39.6	-43.5
Gross profit (Net earnings from shipping activities)	69.1	81.5	82.5	102.6	111.2
Profit from sale of vessels	0.0	0.0	0.0	0.0	0.0
Administrative expenses	-11.2	-12.8	-14.3	-16.7	-19.7
Other operating income	2.2	2.9	2.5	5.9	3.1
Depreciation and impairment losses	-14.8	-15.1	-23.7	-35.5	-30.7
Share of results of jointly controlled entities	0.3	1.4	2.2	-0.6	1.2
Operating profit	45.6	57.9	49.2	55.7	65.1
Financial items	634.6	1.1	-15.4	-24.5	-13.0
Profit before tax	680.2	59.0	33.8	31.2	52.1
Tax	-5.8	7.0	-2.9	-10.8	0.1
Net profit	674.4	66.0	30.9	20.4	52.2

Assets

Million USD	31 March 2008	31 March 2007	31 December 2007

NON-CURRENT ASSETS

Intangible assets
Goodwill	87.6	0.0	87.7
Other intangible assets	5.6	0.0	7.5
Total intangible assets	93.2	0.0	95.2

Tangible fixed assets
Land and buildings	4.1	0.4	4.2
Vessels and capitalized dry-docking	2,171.5	1,123.3	2,169.8
Prepayments on vessels	331.0	194.7	259.4
Other plant and operating equipment	6.7	3.3	5.9
Total tangible fixed assets	2,513.3	1,321.7	2,439.3

Financial fixed assets
Investment in jointly controlled entities	119.0	3.6	0.0
Loans to jointly controlled entities	113.8	30.5	118.8
Other investments	12.7	11.5	11.0
Other financial assets	44.6	0.0	44.6
Total financial assets	290.1	45.6	174.4

TOTAL NON-CURRENT ASSETS	2,896.6	1,367.3	2,708.9

CURRENT ASSETS

Bunkers	22.8	14.3	19.7
Freight receivables, etc.	71.9	50.7	90.0
Other receivables	71.6	30.6	24.0
Prepayments	13.6	6.8	4.2
Receivable from sale of the investment in Norden	0.0	704.2	0.0
Cash and cash equivalents	76.8	53.7	105.0

TOTAL CURRENT ASSETS	256.7	860.3	242.9

TOTAL ASSETS	3,153.3	2,227.6	2,951.8

Liabilities and Equity

Million USD	31 March 2008	31 March 2007	31 December 2007

EQUITY

Common shares	61.1	61.1	61.1
Treasury shares	-18.1	-18.1	-18.1
Revaluation reserves	6.2	7.9	7.3
Retained profit	1,007.2	1,248.9	953.6
Proposed dividends	64.5	73.9	64.5
Hedging reserves	4.4	11.7	8.7
Translation reserves	4.3	4.0	4.1
TOTAL EQUITY	1,129.6	1,389.4	1,081.2

LIABILITIES

Non-current liabilities
Deferred tax liability	55.6	62.6	55.6
Mortgage debt and bank loans	1,005.3	659.4	884.6
Acquired liabilities related to options on vessels	12.2	0.0	12.2
Acquired time charter contracts	11.7	0.0	16.0
TOTAL NON-CURRENT LIABILITIES	1,084.8	722.0	968.4

Current liabilities
Mortgage debt and bank loans	777.4	55.9	768.7
Other financial liabilities	10.0	0.0	0.0
Trade payables	42.3	16.1	42.6
Current tax liabilities	13.2	11.5	14.5
Other liabilities	76.4	30.4	52.7
Acquired time charter contracts	18.1	0.0	19.8
Deferred income	1.5	2.3	3.9
TOTAL CURRENT LIABILITIES	938.9	116.2	902.2

TOTAL LIABILITIES	2,023.7	838.2	1,870.6

TOTAL EQUITY AND LIABILITIES	3,153.3	2,227.6	2,951.8

Equity 1 January - 31 March 2008

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2008	61.1	-18.1	953.6	64.5	7.3	8.7	4.1	1,081.2
Changes in equity Q1 2008:
Exchange rate adjustment arising on translation
of entities using a measurement currency different
from USD	-	-	-	-	-	-	0.2	0.2
Reversal of deferred gain/loss on hedge instruments at the
beginning of year	-	-	-	-	-	-8.7	-	-8.7
Deferred gain/loss on hedge instruments at the end of the
period	-	-	-	-	-	4.4	-	4.4
Fair value adjustment on available for sale investments	-	-	-	-	-1.1	-	-	-1.1
Transfer to profit or loss on sale of available for sale
investments	-	-	-	-	-	-	-	0.0
Net gains/losses recognised directly in equity	0.0	0.0	0.0	0.0	-1.1	-4.3	0.2	-5.2
Net profit for the period			52.2					52.2
Total recognized income/expenses for the period	0.0	0.0	52.2	0.0	-1.1	-4.3	0.2	47.0
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Dividends paid	-	-	-	-	-	-	-	0.0
Dividends paid on treasury shares	-	-	-	-	-	-	-	0.0
Exchange rate adjustment on dividends paid	-	-	-	-	-	-	-	0.0
Share-based compensation	-	-	1.4	-	-	-	-	1.4
Total changes in equity Q1 2008:	0.0	0.0	53.6	0.0	-1.1	-4.3	0.2	48.4
Equity at 31 March 2008	61.1	-18.1	1,007.2	64.5	6.2	4.4	4.3	1,129.6

Equity 1 January - 31 March 2007

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	Profit	dividends	reserves	reserves	reserves

Equity at 1 January 2007	61.1	-18.1	574.5	73.9	579.8	5.6	4.0	1,280.8
Changes in equity Q1 2007:
Exchange rate adjustment arising on translation
of entities using a measurement currency different
From USD	-	-	-	-	-	-	0.0	0.0
Reversal of deferred gain/loss on hedge instruments at the
beginning of year	-	-	-	-	-	-5.6	-	-5.6
Deferred gain/loss on hedge instruments at the end of the
period	-	-	-	-	-	11.7	-	11.7
Fair value adjustment on available for sale investments	-	-	-	-	71.4	-	-	71.4
Transfer to profit or loss on sale of available for sale
investments	-	-	-	-	-643.3	-	-	-643.3
Net gains/losses recognised directly in equity	0.0	0.0	0.0	0.0	-571.9	6.1	0.0	-565.8
Net profit for the period			674.4					674.4
Total recognized income/expenses for the period	0.0	0.0	674.4	0.0	-571.9	6.1	0.0	108.6
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Dividends paid	-	-	-	-	-	-	-	0.0
Dividends paid on treasury shares	-	-	-	-	-	-	-	0.0
Exchange rate adjustment on dividends paid	-	-	-	-	-	-	-	0.0
Total changes in equity Q1 2007:	0.0	0.0	674.4	0.0	-571.9	6.1	0.0	108.6
Equity at 31 March 2007	61.1	-18.1	1,248.9	73.9	7.9	11.7	4.0	1,389.4

Cash flow statement

Million USD	Q1 2008	Q1 2007	2007
Cash flow from operating activities
Operating profit	65.1	45.6	205.0
Adjustments:
Reversal of profit from sale of vessels	0.0	0.0	0.0
Reversal of depreciation and impairment losses	30.7	14.8	89.1
Reversal of other non-cash movements	-1.1	6.1	6.6
Dividends received	0.2	0.2	1.3
Dividends received from joint controlled entities	1.3	0.0	2.6
Interest received and exchange rate gains	5.2	0.5	16.2
Interest paid	-23.9	-9.4	-73.2
Income taxes paid	-1.3	0.7	-9.5
Change in inventories, accounts receivables and payables	-12.5	-11.2	-44.1
Net cash inflow/(outflow) from operating activities	63.7	47.3	194.0
Cash flow from investing activities
Investment in tangible fixed assets	-102.9	-28.8	-252.2
Investment in equity interests and securities	-118.4	-0.5	0.0
Loans to jointly controlled entities	0.0	-16.3	-37.4
Acquisition of enterprises and activities	0.0	0.0	-810.2
Sale of equity interests and securities	0.0	0.0	736.9
Sale of non-current assets	0.1	0.1	0.2
Net cash inflow/(outflow) from investing activities	-221.2	-45.5	-362.7
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	137.6	25.5	1,807.9
Repayment/redemption, mortgage debt	-8.3	-5.2	-1,141.8
Dividends paid	0.0	0.0	-424.0
Purchase/disposals of treasury shares	0.0	0.0	0.0
Cash inflow/(outflow) from financing activities	129.3	20.3	242.1
Increase/(decrease) in cash and cash equivalents	-28.2	22.1	73.4
Cash and cash equivalents, beginning balance	105.0	31.6	31.6
Cash and cash equivalents, ending balance	76.8	53.7	105.0

Cash flow statement per quarter

Million USD	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08
Cash flow from operating activities
Operating profit	45.6	57.9	49.2	52.3	65.1
Adjustments:
Reversal of profit from sale of vessels	0.0	0.0	0.0	0.0	0.0
Reversal of depreciation and impairment losses	14.8	15.1	32.3	26.9	30.7
Reversal of other non-cash movements	6.1	-6.2	4.5	2.2	-1.1
Dividends received	0.2	1.1	0.0	0.0	0.2
Dividends received from joint controlled entities	0.0	2.0	0.1	0.5	1.3
Interest received and exchange rate gains	0.5	9.3	4.2	2.2	5.2
Interest paid	-9.4	-14.1	-27.4	-22.3	-23.9
Income taxes paid	0.7	0.1	-0.2	-10.1	-1.3
Change in inventories, accounts receivables and payables	-11.2	7.4	-42.5	2.2	-12.5
Net cash inflow/(outflow) from operating activities	47.3	72.6	20.2	53.9	63.7
Cash flow from investing activities
Investment in tangible fixed assets	-28.8	-115.2	-16.5	-91.7	-102.9
Investment in equity interests and securities	-0.5	0.3	0.2	0.0	-118.4
Loans to jointly controlled entities	-16.3	-909.1	892.1	-4.1	0.0
Acquisition of enterprises and activities	0.0	0.0	-808.6	-1.6	0.0
Sale of equity interests and securities	0.0	704.2	32.7	0.0	0.0
Sale of non-current assets	0.1	0.0	0.0	0.1	0.1
Net cash inflow/(outflow) from investing activities	-45.5	-319.8	99.9	-97.3	-221.2
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	25.5	795.4	873.8	113.2	137.6
Repayment/redemption, mortgage debt	-5.2	-107.6	-977.7	-51.3	-8.3
Dividends paid	0.0	-72.7	-351.3	0.0	0.0
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Cash inflow/(outflow) from financing activities	20.3	615.1	-455.2	61.9	129.3
Increase/(decrease) in cash and cash equivalents	22.1	367.9	-335.1	18.5	-28.2
Cash and cash equivalents, beginning balance	31.6	53.7	421.6	86.5	105.0
Cash and cash equivalents, ending balance	53.7	421.6	86.5	105.0	76.8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: May 9, 2008
By: /s/ Klaus Kjærulff
Name: Klaus Kjærulff
Title:   Chief Executive Officer

SK 03810 0001 882154